Exhibit 99.1

High Tide and Halo Announce Closing of Sale of KushBar Assets to Halo

CALGARY, AB, July 15, 2021 /CNW/ - High Tide Inc. ("High Tide") (TSXV: HITI) (NASDAQ: HITI) (FRA: 2LYA) and Halo Collective Inc.(formerly Halo Labs Inc.) ("Halo") (NEO: HALO, OTCQX: AGEEF, Germany: A9KN) are pleased to announce the closing of High Tide's sale of KushBar retail cannabis assets to Halo ("Asset Sale"), on the terms set out in the amended and restated asset purchase agreement (the "Amended Agreement"), previously announced on September 1, 2020.

High Tide Inc, - July 15, 2021 (CNW Group/High Tide Inc.)

Under the Asset Sale, High Tide sold its three (3) operating KushBar retail cannabis stores (the "Portfolio") to a wholly-owned subsidiary of Halo ("Halo KushBar") for $5.7 million, payable in the form of:

a)	a deposit of $3.5 million which has already been paid to High Tide by way of issuance of 13,461,538 Halo common shares to High Tide at a deemed price of $0.26 per common share. These shares were sold during 2020.

b)	a convertible promissory note which was issued by Halo on closing of the Asset Sale (the "Initial Note") in the principal amount of $1.8 million with a conversion rate of $0.16 per Halo common share; and

c)	a convertible promissory note to be issued by Halo on the 12-month anniversary of closing (the "Earnout Note"; together with the Initial Note, the "Halo Notes") in the principal amount of $400,000 with a conversion rate of $0.16 per Halo common share, provided that certain revenue thresholds are met. If the Portfolio has produced aggregate revenue of less than the set threshold during the prior 12 months, then the principal amount of the Earnout Note will be reduced dollar for dollar.

The Halo Notes are secured by a share pledge granted by Halo over all of the shares of Halo KushBar, and are also to be guaranteed by Halo KushBar on a limited recourse basis through the pledge of the Portfolio.

The parties worked together to successfully secure the necessary regulatory licences and approvals from Alberta Gaming, Liquor and Cannabis ("AGLC").

Halo will continue to engage High Tide to substantially oversee all aspects of its retail cannabis operations with respect to the Portfolio and will pay High Tide ongoing royalties for regulatory advisory services and retail management through blended monthly payments.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA1, with 86 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com and Dailyhighclub.com, and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

About Halo Collective Inc.

Halo is a leading, vertically integrated cannabis company that cultivates, extracts, manufactures, and distributes quality cannabis flower, oils, and concentrates and has sold approximately nine million grams of oils and concentrates since inception. Halo continues to evolve its business and scale efficiently, partnering with trustworthy leaders in the industry, who value Halo's operational expertise in bringing top-tier products to market.

Halo is led by a strong, diverse, and innovative management team with deep industry knowledge and blue-chip experience. The company is currently operating in the United States in California and Oregon. The Company sells cannabis products principally to dispensaries under its brands, Hush, Mojave, and Exhale, and under partnership or license with DNA Genetics, Terphogz and FlowerShop*, a cannabis lifestyle and conceptual wellness brand in which G-Eazy is a partner and key member of FlowerShop*.

As part of continued expansion and vertical integration in the U.S., Halo boasts several grow operations throughout Oregon and two planned in California. In Oregon, the Company has a combined nine acres of outdoor cultivation, including East Evans Creek, a six-acre grow site in Jackson County, Blue Sky Farms, a two acre grow site located in Jackson County and Winberry Farms, a one-acre grow site located 30 miles outside Eugene in Lane County. In California, the Company is building out Ukiah Ventures; a planned 30,000-square-foot indoor grow and cannabis processing facility including up to an additional five acres of industrial land to expand this indoor grow site. Recently, Halo partnered with Green Matter Holding to purchase Bar X Farm in Lake County, developing up to 80 acres of cultivation which would comprise the largest single licensed grow in California.

Halo also has acquired a range of software development assets, including technology platforms CannPOS, Cannalift, and, more recently, CannaFeels. Halo also owns the discrete sublingual dosing technology, Accudab. The Company intends to spin-off these assets along with its intellectual property and patent applications into its subsidiary Halo Tek Inc. and complete a distribution to shareholders on a record date to be determined by Halo.

For further information regarding Halo, see Halo's disclosure documents on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect. Examples of assumptions in this news release include but are not limited to: (i) Halo's issuance of the Earnout Note, if applicable, to High Tide; and (ii) Halo continuing to engage High Tide to substantially oversee all aspects of its retail cannabis operations with respect to the Portfolio and paying High Tide ongoing royalties for regulatory advisory services and retail management through blended monthly payments. While the Company considers these assumptions to be reasonable in the circumstances, there can be no assurance that such expectations will prove to be correct. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, neither High Tide nor Halo has any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: High Tide Inc., Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com, Tel. 1 (647) 985-4401; Investor Inquiries: High Tide Inc., Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 07:41e 15-JUL-21